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                           Integral Technologies Inc.

                                                           805 West Orchard Dr.,
                                                                         Suite 7
                                                             Bellingham WA 98225



July 5, 2005

Jay Webb, Reviewing Accountant
Dennis Hult, Staff Accountant
Division of Corporate Finance
United States Securities and Exchange Commission
701 First St. NE
Washington, D.C. 20549

        Re:    Integral Technologies, Inc.
               Form 10-KSB for the fiscal year ended June 30, 2004
               Filed 10/05/04
               File No. 0-28353

Dear Sirs:

     I am writing in response to your comment letter dated June 21, 2005. The responses are numbered to correspond to the numbered comments in your letter.

1. Our CEO and CFO had in fact determined that disclosure controls and procedures were effective. Our use of the word "believe" was simply used in the context of the sentence as an expression of our opinion; i.e., that based on our evaluation, we believe that the procedures are effective. We will revise the wording under Item 8A in future filings to replace "believe" with "have determined."

2. Our auditor, Pannell Kerr Forster, of Vancouver, BC, Canada, is registered as "Other Name Used" on the Smythe Ratcliffe PCAOB registration. Our auditors have advised us that subsequent to the issuance of the auditor report on the June 30, 2004 financial statements, their firm, by agreement with the SEC, now sign audit reports on SEC reporting issuers in the following manner: "Pannell Kerr Forster (registered with the PCAOB as "Smythe Ratcliffe")". They advised us that their agreement with the SEC did not require that they reissue prior opinions with revised signature blocks.

3. Pannell Kerr Forster (a/k/a Smythe Ratcliffe) has been our auditor since 1996. From 1996 until 2000, our only office was in Vancouver. In 2000, our CFO moved to Bellingham,

Jay Webb, Reviewing Accountant
Dennis Hult, Staff Accountant
Division of Corporate Finance
United States Securities and Exchange Commission
July 5, 2005
Page 2


Washington and we opened a second office in Bellingham. The Bellingham office is now considered our headquarters and we maintain our account records in Bellingham.

     The audit work was completed in Vancouver. Because we are a small company our audit is very simple, and because Bellingham is a short distance from Vancouver, our CFO is able to simply bring our accounting records to Vancouver for the auditors.

     Pannell Kerr Forster of Vancouver BC Canada performs our quarterly reviews and they have advised us that John Haslbauer, CPA (a member of the SEC Practice Section) from Pannell Kerr Forster of New York is their SEC filing reviewer. Our auditors have advised us that they are the auditors for about 17 companies that file periodic reports with the SEC.

     Due to the history of the auditors with our company, their knowledge of our company, their proximity to Bellingham, the quality of the services provided, the cost savings for our company, their experience with public companies, and their affiliation with Pannell Kerr Forster internationally, it is the opinion of the Board of Directors that it is in the best interests of our company and our shareholders to continue to engage Pannell Kerr Forster of Vancouver BC Canada, as our company's independent auditors.

     Please do not hesitate to contact me if you have any questions or require additional information.

                                        Sincerely,

                                        INTEGRAL TECHNOLOGIES, INC.

                                        /s/ William A. Ince

                                        William A. Ince, Chief Financial Officer